UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31674 / June 16, 2015

_____

In the Matter of   )
)
)
JPMORGAN CHASE & CO.   )
J.P. MORGAN INVESTMENT MANAGEMENT INC.   )
J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.   )
J.P. MORGAN PARTNERS, LLC   )
J.P. MORGAN PRIVATE INVESTMENTS INC.   )
J.P. MORGAN ALTERNATIVE ASSET MANAGEMENT, INC.   )
270 Park Avenue   )
New York, New York 10017   )
)
BEAR STEARNS ASSET MANAGEMENT INC.   )
270 Park Avenue   )
New York, New York 10017   )
)
BSCGP INC.   )
270 Park Avenue   )
New York, New York 10017   )
)
CONSTELLATION GROWTH CAPITAL LLC   )
40 West 57th Street, 32nd Floor   )
New York, New York 10019   )
)
CONSTELLATION VENTURES MANAGEMENT II, LLC   )
270 Park Avenue   )
New York, New York 10017   )
)
JF INTERNATIONAL MANAGEMENT INC.   )
21st Floor, Chater House   )
8 Connaught Road Central   )
Hong Kong   )
)
JPMORGAN DISTRIBUTION SERVICES, INC.   )
1111 Polaris Parkway   )
Columbus, Ohio 43240   )
)
OEP CO-INVESTORS MANAGEMENT II, LTD.   )
OEP CO-INVESTORS MANAGEMENT III, LTD.   )

320 Park Avenue, 18th Floor)
New York, New York 10022)
)
SECURITY CAPITAL RESEARCH & MANAGEMENT)
INCORPORATED)
10 South Dearborn Street, Suite 1400)
Chicago, Illinois 60603)
)
SIXTY WALL STREET MANAGEMENT COMPANY, LLC)
270 Park Avenue)
New York, New York 10017)
)
)
(812-14466))
_____

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

JPMorgan Chase & Co. ("JPMC"), J.P. Morgan Investment Management Inc. ("JPMIM");
J.P. Morgan Institutional Investments, Inc. ("JPMII"); J.P. Morgan Partners, LLC ("JPMP");
J.P. Morgan Private Investments Inc.; ("JPMPI") J.P. Morgan Alternative Asset Management,
Inc. ("JPMAAM"); Bear Stearns Asset Management Inc. ("BSAM"); BSCGP Inc.
("BSCGP"); Constellation Growth Capital LLC ("Constellation"); Constellation Ventures
Management II, LLC ("Constellation II"); JF International Management Inc. ("JFIMI");
JPMorgan Distribution Services, Inc. ("JPMDS"); OEP Co-Investors Management II, Ltd.
("OEP II"); OEP Co-Investors Management III, Ltd. ("OEP III" and together with OEP II, the
"OEP Entities"); Security Capital Research & Management Incorporated ("Security Capital");
and Sixty Wall Street Management Company, LLC ("Sixty Wall Management") (collectively,
the "Applicants") filed an application on May 20, 2015 requesting temporary and permanent
orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting the
Applicants and any other company of which JPMC is or hereafter becomes an affiliated
person (together with the Applicants, the "Covered Persons") from section 9(a) of the Act
with respect to a guilty plea entered on May 20, 2015, by JPMC in the United States District
Court for the District of Connecticut.

On May 20, 2015 the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from
section 9(a) of the Act (Investment Company Act Release No. 31613) from May 20, 2015
until the Commission takes final action on the application for a permanent order. The notice
gave interested persons an opportunity to request a hearing and stated that an order disposing
of the application would be issued unless a hearing was ordered. No request for a hearing has
been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been
such as not to make it against the public interest or protection of investors to grant the
permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by J.P. Morgan Chase & Co., et al. (File No. 812-14466) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the guilty plea, described in the application, entered by JPMC in the United States District Court for the District of Connecticut on May 20, 2015.

By the Commission.

Brent J. Fields
Secretary